NOTICE OF CHANGE OF AUDITORS

TO:

Alberta Securities Commission

British Columbia Securities Commission

Davidson & Company LLP ("Davidson")

Deloitte & Touche LLP ("Deloitte")

Clifton Star Resources Inc. (the "Corporation") gives the following notice in accordance with Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"):

1.

Davidson will not be appointed as the auditors of the Corporation for the current fiscal year, ending June 30, 2013;

2.

The replacement of Davidson as auditors of the Corporation and the nomination of Deloitte have been approved by the Audit Committee and by the Board of Directors of the Corporation on October 16, 2012;

3.

Davidson auditor's report on the Corporation's financial statements for the two years period ended June 30, 2012 did not contain any reservation; Davidson did not audit nor review any financial statements of the Corporation after June 30, 2012;

4.

There have been no reportable events as such term is defined in NI 51-102; and

5.

The content of the notice of change of auditors has been reviewed and approved by the Board of Directors of the Corporation.

DATED as of the 16th day of October, 2012.

Clifton Star Resources Inc.